Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the five-month periods ended May 31, 2022 and 2021

The financial information of Itaú Corpbanca as of and for the five-month periods ended May 31, 2022 and 2021 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF. The main accounting impacts generated are related to the adoption of IFRS 9, except for the impairment for accounts receivable, in addition to the amendments introduced to chapter B related to the suspension of interest accrual and credit risk provisions on contingent loans. Further details on the impacts on the financial statements can be reviewed in note 1 of our audited financial statements as of December 31, 2021, which will be available on the following link:

https://s2.q4cdn.com/476556808/files/doc_downloads/2022/02/25/ITCB_Financial-Statements-with-Notes-Dec.2021_SPAN.pdf

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			May'22	May'21
Total loans			26,106,677	22,864,897
Total assets			38,395,356	34,982,479

Deposits and other demand liabilities			7,053,978	6,401,030
Time deposits and other time liabilities			10,793,181	10,346,976
Interbank borrowings			4,996,703	4,428,387
Debt and regulatory capital instruments issued			7,318,434	6,283,315

Equity			3,232,676	2,411,735
Total equity attributable to equity holders of the Bank			3,229,509	2,342,727
Non-controlling interest			3,168	69,008

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$ million	5M'22	5M'21	5M'22	5M'21
Net operating profit before provision for loan losses	553,851	508,616	564,355	498,637
Loan losses expense[2]	(83,087)	(55,930)	(83,087)	(54,089)
Total operating expenses[3]	(292,710)	(286,767)	(292,710)	(286,767)
Operating income	178,054	165,919	188,558	157,781
Income from investments in companies	2,560	745	2,560	745
Operating income before income taxes	180,614	166,664	191,118	158,526
Income taxes	20,664	(25,931)	10,160	(17,793)
Consolidated income for the period	201,278	140,733	201,278	140,733

Net income attributable to holders of the Bank	201,270	139,195	201,270	139,195
Non-controlling interest	9	1,538	9	1,538

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad for both columns (2022 and 2021), and on our loan loss provisions associated with loans in foreign currency for column 2021 only.

2 - Includes Ch$16.6 billion of additional provisions established during the five-month period ended May 31, 2022 (Ch$7.0 billion established during the five-month period ended May 31, 2021).

3- Includes $8,351 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Colombia ‒ established in May 2022.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer